FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

CNPJ/MF 47.508.411/0001-56

NIRE 35.300.089.901

NOTICE TO THE MARKET

EXTRA INNOVATES IN BRAZIL'S HYPERMARKET CONCEPT

With investments of R$19 million, the chain developed a new model based on customer movements and shopping habits and reformulated its hypermarkets

São Paulo, May 8th, 2015 - Companhia Brasileira de Distribuição (“CBD”) hereby inform their shareholders and the market the disclosure of the following press release about the new Extra hypermarket concept in the country:

Extra is introducing a new concept for its hypermarket format. The project will be launched in May at two stores of the chain, Ricardo Jafet and Guaianases, both in Greater São Paulo.

To manage the format's modernization, a special team was created by experts from Extra, who analyzed innumerous factors before starting to draw up an action plan. “The project involved a multidisciplinary team from various areas, who were challenged to modernize not just the physical structure, but also the way in which the stores operate, by adjusting services, assortment, pricing and even customers’ preferred paths within stores, seeking to simplify their shopping experience,” said Laurent Cadillat, Executive Director of Extra.

The project includes defining new operational models for the stores based on customers' needs. “The project’s direction is anchored in a comprehensive study of consumers and their expectations for the hypermarket model. We realized there were specific demands that could be met by different store models, as well as regional variations, which will enable Extra to deliver a better shopping experience to its customers,” explained the executive.

As a result, the chain is consolidating its leadership positioning by offering indisputable price competitiveness, customer-oriented product segmentation, more robust communication and the modernizations of stores.

In general, the new concepts include a review of the product assortment with a greater focus on customer service, particularly in the meat, seafood, deli, prepared foods and bakery sections. Moreover, a special sector will offer gourmet, organic, imported and functional items at accessible prices. The non-food line will offer customers the latest launches in smartphones, TV and audio, where the most notable change will be Extra Mobile, a new format for selling mobile telephony products and services, where customers will be able not only to buy handsets, but also to compare and contract plans from their preferred operators. Stores will also feature an exclusive space for mattress sales that offers complete solutions and a wide product assortment that is comparable with specialized stores.

To offer higher quality service, Extra strengthened its team and invested in training.

Highlights from the changes follow:

•         Wider aisles – facilitating in-store circulation to give customers a much more pleasant shopping experience.

•         New layout with a simpler, easier and more streamlined shopping circuit – categories received clearer visual communication, enabling customers to find their way more easily as soon as they enter the store. Products are grouped by solution, helping customers to reduce their shopping time.

•         Customer service counter – customers can place specific orders, from thinly sliced ham to unique fish cuts. The self-service option will continue to be offered in stores.

•         New concept for produce – with new furniture and simplified communication, shopping for produce is now one of the key differentials of Extra stores against the competition.

•         Savings wall – located in the store’s entry corridor, it displays products with aggressive pricing, grouped by relevance based on the store's customer profile.

•         Visual and price communication – simpler, giving stores a lighter visual look, while ensuring effective identification of prices and commercial dynamics.

•         Extra Mobile – space dedicated exclusively to sales of mobile handsets and services, including plans from the country's leading carriers.

•         Mattress sales – display area and sale of beds and mattresses, with a complete product assortment.

The new store models will be rolled out to other Extra hypermarkets by the end of this year. The chain will invest some R$100 million to update these stores. With the changes, the chain expects to achieve significant growth from these stores.

Extra Supermercado:

In addition to hypermarkets, Extra will re-inaugurate two stores in the supermarket format in May (Irajá and Itaquera), seeking to become a reference in convenience supermarkets by offering competitive pricing and a product assortment tailored to their daily shopping needs. Other stores will be adjusted to the new concept by the end of the year. “Extra Supermercado will also undergo structural adjustments, with new equipment and dedicated efforts to adjust customer service, assortment and pricing, always with a focus on satisfying our customers,” concluded Laurent Cadillat.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: May 8, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.